UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                              Angelica Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    034663104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      034663104          SCHEDULE 13D               PAGE 2 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             -0-

                      ----------------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 1,085,147
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING            9      SOLE DISPOSITIVE POWER
PERSON WITH
                             -0-
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             1,085,147

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,085,147

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       034663104          SCHEDULE 13D              PAGE 3 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             -0-

                      ----------------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 1,085,147
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING            9      SOLE DISPOSITIVE POWER
PERSON WITH
                             -0-
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             1,085,147

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             1,085,147
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      034663104              SCHEDULE 13D           PAGE 4 OF 5 PAGES
------------------------------                             ---------------------


The Schedule 13D filed on January 5, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value ("Shares"), of Angelica Corporation (the "Issuer"), as amended by Amendment No. 1 on March 17, 2005, Amendment No. 2 on July 5, 2005, Amendment No. 3 on September 22, 2005, Amendment No. 4 on February 15, 2006, Amendment No. 5 on April 4, 2006, Amendment No. 6 on May 17, 2006, and Amendment No. 7 on September 5, 2006, is hereby amended by this Amendment No. 8 to the Schedule 13D. The principal executive office of the Issuer is located at 424 S Woods Mill Road, Chesterfield, MO 63017.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from available capital of the Holders (as defined below). A total of approximately $25,446,384 was paid to acquire such Shares.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 1,085,147 Shares, constituting approximately 11.4% of the Shares outstanding.

      The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 9,546,116 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K for the period ended January 27, 2007.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 148,190 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Offshore Fund LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 936,957 Shares held by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Manager of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting power and shared dispositive power with respect to an aggregate of 1,085,147 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons during the last 60 days. All of the Shares were sold in the open market.

Jolly Roger Offshore Fund LTD

Trade Date                 Shares Purchased (Sold)          Price per Share ($)
----------                 ----------------                 -------------------
4/11/2007                  (11,000)                           28.69
4/20/2007                  (5,000)                            27.55
4/25/2007                  (6,400)                            28.00
4/27/2007                  (3,000)                            27.17
4/30/2007                  (900)                              26.67
5/02/2007                  (15,000)                           26.43
5/03/2007                  (8,700)                            26.50
5/04/2007                  (3,000)                            26.50
5/08/2007                  (1,000)                            26.07
5/09/2007                  (5,000)                            26.46
5/18/2007                  (11,200)                           24.50
5/21/2007                  (29,800)                           24.63
5/22/2007                  (30,000)                           25.08

---------------------------                                  -------------------
CUSIP NO.      034663104             SCHEDULE 13D             PAGE 5 OF 5 PAGES
---------------------------                                  -------------------


                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2007


                                     PIRATE CAPITAL LLC


                                     By: /s/ Thomas R. Hudson Jr.
                                         ---------------------------
                                         Name: Thomas R. Hudson Jr.
                                         Title: Manager


                                         /s/ Thomas R. Hudson Jr.
                                         ------------------------------
                                         Thomas R. Hudson Jr.